

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 26, 2017

David G. Kalergis
Chief Executive Officer
Diffusion Pharmaceuticals Inc.
2020 Avon Court, #4
Charlottesville, VA 22902

> **Re: Diffusion Pharmaceuticals Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 28, 2016**
> **File No. 001-37942**

Dear Mr. Kalergis:

We completed our review of your filing on December 5, 2016. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance